 EXHIBIT 3.43

CERTIFICATE OF LIMITED PARTNERSHIP

OF

NEW GLAZING INDUSTRIES, LTD.

ARTICLE I

The name of the limited partnership is New Glazing Industries, Ltd. (the “Partnership”).

ARTICLE II

The registered office of the Partnership is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019.  The registered agent of the Partnership at such address is Patrick M. Cahill.

ARTICLE III

The address of the principal office in the United States where records of the Partnership are to be kept and made available for inspection is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019.

ARTICLE IV

The name of the initial sole general partner of the Partnership is Glazing Industries Management, L.L.C.  The mailing address and the street address of the General Partner is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019.

Executed this _23rd_ day of March, 2001.

GENERAL PARTNER:

GLAZING INDUSTRIES MANAGEMENT, L.L.C.

By:/s/ Patrick M. Cahill
Patrick M. Cahill, Manager